UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ___) *

iFresh Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

449538 107
(CUSIP Number)

Ping Zhou 51 Renmin South Rd, Building 3, Unit 3, Room 501, Wuhou District, Chengdu, Sichuan, China 610041
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
07/20/2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ping Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
60,000,000
	8	SHARED VOTING POWER
None.
	9	SOLE DISPOSITIVE POWER
60,000,000
	10	SHARED DISPOSITIVE POWER
None.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Does not include 1,031,679 shares of common stock of the Issuer owned by Dengrong Zhou, Ms. Ping Zhou’s father. Ms. Ping Zhou does not, directly or indirectly, have or share voting or investment power with respect to such shares and disclaims beneficial ownership of such shares.

(2)	Based upon a total of 96,273,437.000 shares of common stock of the Issuer outstanding as of August 5, 2022.

Explanatory Note

A Schedule 13D/A (the “Prior 13D/A”) was filed on September 4, 2020, jointly by Ms. Ping Zhou (“Ms. Zhou”), HK Xu Ding Co., Limited (“Xu Ding”), a company incorporated in the Hong Kong Special Administrative Region, People’s Republic of China, Dengrong Zhou (“Mr. Zhou”) and Qiang Ou (“Mr. Ou”). The Prior 13D/A purportedly amended and supplemented the statements on the Schedule 13D filed jointly on February 21, 2019 by Junfeng Liu and Xu Dingn and reported that Ms. Zhou, as the 95% owner and sole director of Xu Ding, which then owned 8,294,989 shares of common stock of iFresh Inc. (the “Issuer”), was part of a group that included Xu Ding, Mr. Zhou, and Mr. Ou. Ms. Zhou, however, subsequently learned that although she believed that she had acquired ownership of Xu Ding from the owner of its shares, the signature of the owner on the transfer documents filed with the Hong Kong government registry had been forged and Ms. Zhou did not acquire any shares of Xu Ding. Accordingly, Ms. Zhou was unable to act on behalf of Xu Ding and file the Prior 13D/A. Accordingly, the Reporting Person disclaims any ownership in the shares of common stock subject to the Prior 13D/A.

Item 1. Security and Issuer

This statement relates to the shares of common stock, par value $0.0001 (the “Common Stock”) of the Issuer, a Delaware corporation with its principal office located at 34-48 Linden Place, Flushing, NY 11354.

Item 2. Identity and Background

(a)	Ms. Zhou’s address is 51 Renmin South Rd, Building 3, Unit 3, Room 501, Wuhou District, Chengdu, Sichuan, China 610041.

(b)	Ms. Zhou’s is an entrepreneur.

(c)	During the last five years, the Reporting Person has not been convicted in any criminal proceedings.

(d)	During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(e)	Ms. Zhou is a citizen of People’s Republic of China.

Item 3. Source and Amount of Funds or Other Considerations

On January 12, 2021, Mr. Zhou, together with a group of shareholders whose combined holdings constituted a majority of the Issuer's voting rights, delivered a written consent (the "Written Consent") to the Issuer's principal place of business in a process which is consistent with the Issuer's governing documents and the applicable Delaware law. According to the Written Consent, Messrs. Long Deng and Mark Fang were removed as directors, and Messrs. Qiang Ou and Jiandong (Peter) Xu were appointed as directors of the Issuer, effective immediately. The validity of the Written Consent was contested by Messrs. Long Deng and Mark Fang but was subsequently confirmed by the Court of Chancery of the State of Delaware on April 6, 2022 (the “Delaware Action”).

On July 20, 2022, upon the approval of the board of directors (the “Board”), the Issuer agreed to issue 60,000,000 shares of Common Stock (the “Shares”) to Mr. Zhou as partial reimbursement of legal fees advanced by him in connection with the Delaware Action, where the composition of the Board was confirmed by the Court of Chancery. The Shares were valued at $1.2 million based on the $0.02 per share price of the Common Stock on the date of issuance. Mr. Zhou designated his daughter, Ms. Zhou, to receive the Shares.

Item 4. Purpose of Transactions

The Reporting Person intends to review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Person may acquire, or cause to be disposed of, securities of the Issuer at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. The Reporting Person may also engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the governance and board composition, management, business, operations, strategic plans, and the future of the Issuer.

On August 11, 2020, Ms. Zhou was appointed as a director of the Issuer. On April 27, 2022, Ms. Zhou was appointed as the Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Issuer. Except as otherwise described in this Item 4 or in Item 6 of this Statement, the Reporting Person does not have any current plans or proposals which relate to or would result in: (a) the acquisition by her of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) – (b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person (based upon a total of 96,273,437.000 shares of Common Stock outstanding as of August 5, 2022) are as follows:

a)		Amount beneficially owned: 60,000,000	Percentage: 62.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	60,000,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	60,000,000
	iv.	Shared power to dispose or to direct the disposition of:	0

(c)	The Reporting Person has not effected any transactions of the Common Stock during the 60 days preceding the date of this report, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

(d)	The Reporting Person has the right to receive dividends from, and the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D. To the best knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the Common Stock of the Issuer reported herein as beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock reported herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2022

/s/ Ping Zhou
Ping Zhou

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